601 Lexington Avenue

New York, New York 10022

(212) 446-4800	Facsimile: (212) 446-4900

www.kirkland.com

July 3, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

                 Mr. Ajay Koduri

Re:	Clearwire Corporation

Amendment No. 9 to Schedule 13E-3

Filed by Clearwire Corporation on June 25, 2013

File No. 005-84306

Additional Definitive Proxy Soliciting Materials

Filed by Clearwire Corporation June 25, 2013

File No. 001-34196

Dear Mr. Orlic and Mr. Koduri,

On behalf of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), we are submitting this letter in response to the telephonic discussion on June 27, 2013 with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Clearwire’s Amendment No. 9 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Additional Definitive Proxy Soliciting Materials (File No. 001-34196) (the “Additional Definitive Materials”) that were filed with the Commission on June 25, 2013. Set forth below is the Company’s responses the Staff’s telephonic inquiries.

Telephonic Inquiry

1.

The Company acknowledges the Staff’s inquiry with respect to the fact that the record date for the special meeting of the stockholders has not changed although the special meeting has been adjourned until a date more than 30 days from when the special meeting was originally scheduled. Section 222 of the Delaware General Corporation Law (the “DGCL”) expressly contemplates that adjournments of stockholder meetings will occur. If the adjournment is for less than 30 days and the time and place where the adjourned meeting will reconvene are announced at the time of adjournment, no additional notice need be given to stockholders unless the board fixes a new record date for stockholders entitled to vote at the adjourned meeting. Section 213(a) of the DGCL provides that the record date for determining stockholders entitled to vote at a noticed meeting shall remain the record date at any adjournment of such meeting unless the board fixes a new record date. The Company respectfully advises the Staff that the provisions of Section 222(c) regarding adjournments for less than 30 days requiring no notice unless a new record date is set, when read with the express provisions of Section 213 that the original record date will apply to adjourned sessions unless changed by the board, has been interpreted to permit a meeting to be adjourned for less than 30 days several times in succession while holding the original record date. See generally R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations at 7-25 (2012); Drexler, Black & Sparks, Delaware Corporation Law and Practice at 24-6 (2012). The Company has received consistent advice from Delaware counsel concerning this interpretation of Section 222 of the DGCL.

2.	The Company acknowledges the Staff’s inquiry with respect to filing as an exhibit to the Schedule 13E-3 the letter, dated as of June 3, 2013, from Sprint Nextel Corporation to the Company (the “June 3rd Letter”). The Company respectfully advises the Staff that the June 3rd Letter was filed as Exhibit (a)(14) to the Schedule 13E-3.

3.	The Company acknowledges the Staff’s inquiry with respect to the requirement under item 1014(e) of Regulation M-A that the Company state on its Schedule 13E-3 whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the Company who are not employees of the Company. The Company respectfully advises the Staff that the merger with Sprint Nextel Corporation (the “Merger”) was approved by the unanimous vote of all directors present at the meeting of the board of directors held on June 20, 2013 which approval included a majority of directors of the Company who are not employees of the Company. We note that one director, who was a member of the special committee had voiced his support for the Merger at the meeting of the special committee held earlier in the day on June 20, 2013, was not available for the meeting of the full board of directors. Based on the Staff’s inquiry, the Company has revised the disclosure on page 5 of Amendment No. 10 to Schedule 13E-3 to disclose that the Merger was approved by a majority of the directors of Clearwire who were not employees of Clearwire.

If you have any questions regarding the above, please do not hesitate to call me at (212) 446-4943 or David Fox at (212) 446-4994.

Sincerely,

/s/ Joshua Korff
Joshua Korff

Cc:	David Fox, Esq.

Joshua Korff, Esq.

David Feirstein, Esq.